UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
3 October 2012

JOHN FALLON TO SUCCEED MARJORIE SCARDINO
AS PEARSON'S CHIEF EXECUTIVE

Pearson is today announcing that Marjorie Scardino has decided to step down as Pearson's chief executive at the end of 2012. John Fallon will succeed her as chief executive on 1 January 2013, and joins the Pearson board with immediate effect.

John Fallon has been chief executive of Pearson's International Education division since 2008 (and before that chief executive for Europe, Middle East and Africa since 2003) and is responsible for education businesses outside the US including in fast-growing markets such as China, India, Brazil and Southern Africa. With more than 15,000 people in 70 countries, this division is fundamental to Pearson's growth strategy. Under John's leadership, International Education sales have increased from £322m to £1.4bn and profits from £12m to almost £200m in the past decade.

Marjorie Scardino joined Pearson as chief executive on 1 January 1997. Over the past 16 years, she has led the company's transformation from a diverse conglomerate into the world's leading learning company. During her tenure, sales have tripled to nearly £6bn and profits grown more than three times to a record high of £942m in 2011. At a time of profound change in the media and publishing industries, she has overseen the successful movement of the company from traditional print publishing businesses to digital and services businesses. This year, Pearson expects to generate more than half its revenues from digital and services businesses for the first time in its history.

Pearson's chairman Glen Moreno said:
"Under Marjorie's leadership, Pearson has fundamentally shifted its business portfolio towards all kinds of learning, its geographic exposure towards fast-growing economies and its product mix towards digital and services. It has been a radical and highly successful transformation. I know that many of Pearson's shareholders, customers and people will join me today in applauding her enormous contribution to the company.

"John is an experienced and effective leader who has planned and led the tremendous growth of our international education business over the past decade. He is an outstanding executive to build on Marjorie's many achievements."

John Fallon said:
"Marjorie's legacy is a company with a strong performance record, a deep commitment to its wider social purpose and a unique culture. I am proud to be part of the company; it is a tremendous honour and responsibility to be asked to lead it.

"Pearson has a clear position of leadership in global learning and publishing, with strong foundations for growth in technology, services and developing economies. Our challenge is to seize those opportunities in an era of tremendous industry change."

Marjorie Scardino said:
"For more than 160 years, Pearson has stood for integrity, quality and business strength. It has been a privilege to be part of such a great company for a small part of its history.

"Though we've changed the company beyond recognition from its form in 1997, we are still in the foothills of the climb to make all kinds of learning more accessible and more effective for more people.

"I know that John, the board, the senior team and our 40,000 people have the bravery, imagination and decency to lead the company to new ways of achieving these goals, while holding on to the traditions and values that make Pearson unique."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith:                +44 (0)20 7010 2310

Video interviews with Glen Moreno, John Fallon and Marjorie Scardino are available at www.pearson.com.

High-resolution photographs are available at www.pearson.com.

Notes to editors:

John Fallon
John Fallon, aged 50, is responsible for Pearson's International education businesses (comprising all those outside North America), and a member of the Pearson management committee. International education is a major source of growth for Pearson, fuelled in recent years by sustained organic investment and a series of acquisitions in markets as diverse as Brazil, China, India, Africa and the UK. In 2011, Pearson's International education division generated sales of £1.4bn and operating profits of £196m.

John joined Pearson in 1997 as director of communications and in 2000 he moved to New York to take on additional responsibility as President of Pearson Inc. in New York. In 2003, he was appointed CEO of Pearson's education businesses for Europe, Middle East & Africa (EMA) and since then has gradually taken on a broader international education brief.

Before joining Pearson, John was director of corporate affairs and a member of the executive committee at Powergen plc. Earlier in his career, John held senior public policy and communications roles in local and national government. He graduated from Hull University in 1983 with a degree in economics, politics and sociology.

Marjorie Scardino
Marjorie Scardino was appointed chief executive of Pearson on 1 January 1997. One of the FTSE100's longest-serving chief executives, she led Pearson's transformation from a diverse conglomerate (the owner in 1997 of Madame Tussauds, Alton Towers, Chessington World of Adventures, Mindscape, Thames Television, Westminster Press and stakes in BSkyB and Lazard as well as Penguin, the Financial Times and Pearson Education) into the world's leading learning company.

Marjorie is also chairman of the MacArthur Foundation, vice chairman of Nokia and a director of Oxfam. In 2003 she was made a Dame of the British Empire and in 2010 was named a fellow of the American Academy of Arts and Sciences.

Before joining Pearson, Marjorie was chief executive of The Economist Group. Trained as a lawyer, she was a partner in a Savannah, Georgia law firm and founded with her husband The Georgia Gazette, which was awarded a Pulitzer Prize in 1984.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 03 October 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary